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                            September 23, 2022

       Yishai Cohen
       Chief Executive Officer
       Landa App LLC
       6 W. 18th Street, 12th Floor
       New York, NY 10011

                                                        Re: Landa App LLC
                                                            Amendment No. 1 to
                                                            Offering Statement
on Form 1-A
                                                            Filed September 15,
2022
                                                            File No. 024-11953

       Dear Mr. Cohen:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 29, 2022 letter.

       Amendment No. 1 to Offering Statement on Form 1-A filed September 15,
2022

       Incorporation of Certain Information by Reference, page ii

   1. We note your response to our comment 3 and your revision to your filing. It appears that the financial
statements that are incorporated by reference are for the year ended
                                                        December 31, 2020 and
the six months ended June 30, 2021. Further, it appears that these properties were
acquired in January 2022. Please tell us how you determined it was unnecessary to provide
Rule 8-06 financial statements for the 37 series for the year ended
                                                        December 31, 2021.
Please refer to Part F/S(b)(7) of Form 1-A, which states, in part,
                                                        "[t]he financial
statements of other entities must be presented for the same periods as if the other entity was
the issuer..."
 Yishai Cohen
Landa App LLC
September 23, 2022
Page 2
2. We note your response to our comment 3 and your revision to your filing. Please revise to include an auditor consent for the Rule 8-06 financial statements for the 37 series.
Management's Discussion and Analysis, page 28

3. We note your response to comment 1 and the statement in the Form 1-U filed December
      14, 2021 that "the amounts outstanding under the Series    existing
promissory notes issued
      to Landa Holdings, Inc., the Company   s manager (the    Manager   ),
were reduced by the
      respective principal amounts of the Refinance Notes." Please revise to clarify or advise us why you believe Management's Discussion and Analysis does not require narrative discussion of the refinancing and separate quantification of the amounts outstanding under the Acquisition Notes and Refinancing Notes. Advise us why updated related party transaction disclosure is not required with respect to the repayment of a material portion of the Acquisition Notes.
General

4. We note your response to comment 5 and reissue the comment. Please advise why you believe the lease agreement for each series is not required by Item 17(6)(b).

      Additionally, please advise us of the details of the offering of "free stock," specifically what exemption from registration you are relying on to issue the Referral Shares.
5. We note your response to comment 6 and reissue the comment. Please provide us with your legal analysis as to why you do not need to provide updated disclosure for Landa
      App LLC's open and closed offerings for all of your issued series.
       You may contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or James Lopez at 202-551-3536 with any other questions.



                                                              Sincerely,
FirstName LastNameYishai Cohen
                                                              Division of
Corporation Finance
Comapany NameLanda App LLC
                                                              Office of Real
Estate & Construction
September 23, 2022 Page 2
cc:       Mark Schonberger
FirstName LastName